Exhibit 99.7

Eni and Total Sign Agreement on EST Technology

Paris, September 14, 2015 – Eni and Total have entered into a special license and R&D Cooperation Agreement for Eni Slurry Technology (EST) and started today to work together to evaluate and tailor the technology to Total’s requirements.

Eni Slurry Technology (EST) is the most recent refining process for converting heavy feedstock into lighter components. It has been entirely developed in Italy by Eni R&D, and implemented in Sannazzaro refinery since 2013.

Commenting on the deal, Giacomo Rispoli, Eni’s Refining & Marketing and Chemicals Executive Vice President, Portfolio Management & Supply and Licensing, said: “After two years of successful operation of the Sannazzaro refinery’s EST unit, the first of its kind in the world, a new, proven technology is now commercially available to be assessed as an option for upgrading the bottom of the barrel. The technology arrives more than 40 years after the existing processes were first developed and is the result of 15 years of R&D and commercial demonstrations.”

“One of the challenges for refining activities is to keep pace, within an economically viable model, with trends in oil markets, especially those resulting from changing legislation and fuel specifications,” added Nathalie Brunelle, Senior Vice President Strategy, Development and Research of Total Refining & Chemicals. “This R&D cooperation project with Eni allows Total to enhance its know-how and expertise, and to have access to another proven technology for bottom of the barrel conversion.”

Eni Slurry Technology (EST) Milestones:

•	1990s: Intensive R&D activity begins in the laboratory.

•	1999: EST pilot plant starts up at Eni’s San Donato Milanese facilities.

•	2005: Commercial demonstration plant (1,200 b/d) starts up at Eni’s Taranto refinery.

•	2013: First industrial application of EST (23,000 b/d) at Eni’s Sannazzaro refinery.

Contacts

Eni:

•	Media Relations: ufficio.stampa@eni.com

Total:

•	Media Relations: Paul Naveau paul.naveau@total.com + 33 1 41 35 22 44

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

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